

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2024

Yehor Rodin
President
Global-Smart.Tech
Kava b.b.
85320, Tivat, Montenegro

> **Re: Global-Smart.Tech**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 11, 2024**
> **File No. 333-267740**

Dear Yehor Rodin:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 13, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-1

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 69

1.   Please revise your filing to provide all the disclosures required by Item 304 of Regulation S-K, including filing the required letter from your prior previous auditor as exhibit 16, as stipulated in Item 601 of Regulation S-K. See Item 11(i) of Form S-1.

Please contact Rolf Sundwall at 202-551-3105 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at 202-551-3234 or Irene Paik at 202-551-6553 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets